Lloyds Banking Group plc
33 Old Broad Street
London EC2N 1HZ
United Kingdom
February 20, 2025
US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Lloyds Banking Group plc has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 13, 2026.
Respectfully submitted,
LLOYDS BANKING GROUP PLC

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer